Exhibit 99.B(d)(58)

Schedule B
to the
Sub-Advisory Agreement
between
SEI Investments Management Corporation
and
PanAgora Asset Management Inc.

Dated August 3, 2007, as amended April 14, 2010 and June 30, 2010

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Investments Trust

Small/Mid Cap Equity Fund	X.XX%

Emerging Markets Equity Fund	X.XX%

Agreed and Accepted:

SEI Investments Management Corporation	PanAgora Asset Management Inc.

By:	By:
/s/ Aaron C. Buser	/s/ Louis X. Iglesias

Name:	Name:
Aaron C. Buser	Louis X. Iglesias

Title:	Title:
Vice President	Chief Compliance Officer